Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential plc:

We consent to the use of our reports dated March 24, 2017 with respect to the consolidated statements of financial position of Prudential plc and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule as at December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, included in the December 31, 2016 Annual Report on Form 20-F of Prudential plc and incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP
London, England
August 10, 2017